Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of BioBlast Pharma Ltd., us, we, or our, should be read in conjunction with our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2015, as well as our unaudited consolidated financial statements and the related notes thereto for the six months ended June 30, 2015, filed with the SEC on March 16, 2016. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

We are a development-stage biopharmaceutical company focused on the identification, licensing, acquisition, development and commercialization of drugs for rare and ultra-rare genetic and metabolic diseases.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize our product candidates. As of June 30, 2015, we had an accumulated deficit of $15.4 million. Our financing activities are described below under “Liquidity and Capital Resources.”

This discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding anticipated expenses, capital requirements and our needs for additional financing; timing, design, the initiation and successful completion of the clinical trials we are or anticipate conducting, if at all; U.S. Food and Drug Administration approval of, or other regulatory action in the United States and elsewhere, with respect to our product candidate; the commercial launch and future sales of our product candidates; and our expectations regarding licensing, acquisitions and strategic operations. In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this discussion would be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained in this discussion are subject to risks and uncertainties, included in our most recent Annual Report on Form 20-F, under Item 3.D. – “Risk Factors” and in our other filings with the SEC. You are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as otherwise required by law, we are under no obligation to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this discussion.

Operating Expenses

As of June 30, 2015, our operating expenses consist of two components - research and development expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of the cost of third party clinical consultants and expenses related to conducting clinical trials, salaries and related personnel expenses, share-based compensation expenses, travel expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014

Cost of third party clinical consultants and expenses related to conducting clinical trials	$3,209	$944
Salaries and related personnel expenses	495	198
Share-based compensation	151	-
Travel expenses	87	21
Other expenses	152	-
Total	$4,094	$1,163

We expect that our research and development expenses will materially increase as we plan to initiate additional clinical activity for our product candidates and prepare to conduct clinical trials in the near future.

General and Administrative Expenses

General and administrative expenses consist primarily of share-based compensation expense, professional service fees for consulting, accounting, legal and bookkeeping, intellectual property and rent and office related expenses, salaries and related personnel expenses, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014

Share-based compensation	$1,291	$14
Professional services	651	257
Intellectual property expenses	64	-
Rent and office related expenses	124	97
Salaries and related personnel expenses	520	148
Travel expenses	172	68
Other expenses	140	6
Total	$2,962	$590

Results of Operations

	Six months ended June 30,
	2015	2014
	(in thousands of U.S. dollars)

Research and development expenses	$4,094	$1,163

General and administrative expenses	2,962	590

Operating loss	7,056	1,753

Financial expense (income), net	(76)	6

Tax on income	5	-

Net loss	$6,985	$1,759

Comparison of the six months ended June 30, 2015 to the six months ended June 30, 2014

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2015, amounted to $4,094,000 representing an increase of $2,931,000, or 252%, compared to $1,163,000 for the six months ended June 30, 2014. The increase is primarily due to an increase in third party clinical consultant expenses and expenses related to conducting clinical trials in an amount of $2,265,000.

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014
Cabaletta projects:
Oculopharyngeal muscular dystrophy (OPMD)	$1,845	$548
Spinocerebellar ataxia type 3 (SCA3) and others	348	150
Read-through project:
Spinal muscular atrophy (SMA) and others	748	69
Mitochondrial Protein Replacement Platform (mPRT) projects:
Friedrich’s ataxia, Ornithine Transcarbamylase Deficiency (OTCD) and other mPRT	268	177
Other costs	885	219
Total	$4,094	$1,163

Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period.

The variances in expense between the six months ended in June 30, 2015, and the corresponding period in 2014 are mainly due to the following projects:

•	Cabaletta projects. Our expenses related to OPMD and SCA3 and other Cabaletta projects for the six months ended June 30, 2015 amounted to $1,845,000 and $348,000, respectively, compared to $448,000 and $120,000 for the corresponding period ended June 30, 2014. The increases were primarily due to progress in our phase 2/3 HOPEMD clinical study and our phase 2 SCA3 clinical study.

•	Read-through project. Our expenses related to SMA and others for the six months ended in June 30, 2015, amounted to $748,000 compared to $69,000 for the six months ended in June 30, 2014. The increase was primarily due to toxicology and dosing pre-clinical studies executed during the period.

•	mPRT projects. Our expenses related to Friedrich’s Ataxia, OTCD and other mPRT for the six months ended June 30, 2015 amounted to $268,000 compared to $177,000 for the corresponding period ended June 30, 2014. The increase was primarily due to pre-clinical studies for Friedrich’s Ataxia.

•	Other costs. The other costs include salaries and related personnel expenses, share-based related compensation, travel expenses and other. The increase was primarily due to an increase of $297,000 in salaries and related personnel expenses reflecting an increase in the number of employees and salary increases, an increase of $151,000 for share-based compensation expenses and an increase of $104,000 in research and development personnel travel expenses.

General and administrative expenses

Our general and administrative expenses totaled $2,962,000 for the six months ended June 30, 2015, an increase of $2,372,000, or 402%, compared to $590,000 for the six months ended June 30, 2014. The increase resulted primarily from an increase of $1,277,000 in share-based compensation expenses due to grants to new senior employees, an increase of $372,000 in salaries and related personnel expenses due to recruitment of general and administrative employees, an increase of $64,000 in intellectual property expenses, reflecting the progress in our intellectual property portfolio and grant of a new patent application, an increase of $27,000 in rent and office related expenses, primarily due to the our new offices, communication and information technology systems, an increase of $394,000 in professional services primarily due to fact that we became a publicly traded company and an increase of $104,000 in travel expenses.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2015 was $7,056,000 as compared to an operating loss of $1,753,000 for the six months ended June 30, 2014, an increase of $5,303,000, or 303%.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs, exchange rate differences and interest income on deposits.

We recognized financial income of $76,000 for the six months ended June 30, 2015, representing an increase of $82,000 compared to financial expenses of $6,000 for the six months ended June 30, 2014. The financial income is related mainly to interest on deposits during 2015. The financial expenses for the six months ended June 30, 2014, related primarily to bank fees and exchange rate differences.

Tax Expenses

We recognized $5,000 of tax expenses for the six months ended June 30, 2015, in respect of the operation of our wholly owned subsidiary, BioBlast Pharma Inc. As our subsidiary was incorporated in 2015, no tax expenses were incurred during the six months ended June 30, 2014.

Net Loss

As a result of the foregoing, our net loss for the six months ended June 30, 2015, was $6,985,000 as compared to a net loss of $1,759,000 for the six months ended June 30, 2014, an increase of $5,226,000, or 297%.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2015, we have funded our operations principally with $38 million from the issuance of ordinary shares and preferred shares. As of June 30, 2015, we had $9.1 million in cash and cash equivalents, in addition we had $17.1 million in short-term bank deposits.

The table below presents our cash flows for the six months ended June 30, 2015 and 2014:

	Six months ended June 30,
	2015	2014
	(in thousands of U.S. dollars)

Operating activities	$(6,440)	$(1,272)

Investing activities	4,979	(29)

Financing activities	-	5,274

Net increase (decrease) in cash and cash equivalents	$(1,461)	$3,973

Operating Activities

Net cash used in operating activities of $6.4 million during the six months ended June 30, 2015 was primarily used for payment of $3.9 million for clinical trials and other third party related expenses, and for professional services, $0.2 million for travel expenses and an aggregate of $1 million in salary payments. The remaining amount of $1.3 million was for other miscellaneous expenses.

Net cash used in operating activities of $1.3 million during the six months ended June 30, 2014 was primarily used for payment of $0.8 million for clinical trials and other third party related expenses, $0.3 million for salary payments and $0.2 million for other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of $5 million during the six months ended June 30, 2015 reflected the cash provided by short-term bank deposits.

Net cash used in investing activities of $0.03 million during the six months ended June 30, 2014 reflected our use of cash to invest in the purchase of property and equipment.

Financing Activities

We had no financing activities for the six months ended June 30, 2015.

Net cash provided by financing activities of $5.3 million in the six months ended June 30, 2014, consisted of $5.3 million of net proceeds from our issuance of ordinary shares.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares and preferred shares. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the next few years. Even if we are able to raise funds in the offering contemplated herein, we believe that we will need to raise additional funds before we have any cash flow from operations.

As of June 30, 2015, our cash, cash equivalents and short-term bank deposits totaled $26.2 million. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus.

We believe that our existing cash resources will be sufficient to fund our current operations until the end of 2016; however, we expect that we will require substantial additional capital to obtain regulatory approval for, and to commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the costs of manufacturing of our drug candidates;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the costs and timing of obtaining regulatory approval for our drug candidates;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our drug candidates;

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

•	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our drug candidates;

•	any cost that we may incur under current and future in- and out-licensing arrangements relating to our drug candidates; and

•	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, or by out-licensing applications of our drug candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidates. This may raise substantial doubts about our ability to continue as a going concern.